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                                                                    EXHIBIT 99.1

                       ASTRAL POINT COMMUNICATIONS, INC.
                                 19 ALPHA ROAD
                        CHELMSFORD, MASSACHUSETTS 01824

                                                               February   , 2002

Dear Astral Point Communications, Inc. Stockholders:

     I am writing you today about our proposed merger with Alcatel. Alcatel, a company with significantly greater financial resources than Astral Point, is well positioned to more optimally maximize Astral Point's strategic value in the telecommunications carrier marketplace and has many competitive advantages not presently available to Astral Point, such as access to a wide distribution network, a strong customer base among carriers, and the availability of financing resources to fund the growth of Astral Point's business. Alcatel and Astral Point believe that the combination of Alcatel and Astral Point solutions will create one of the most advanced and cost-effective product portfolios for current and future metropolitan optical networks in North America. We are very excited about the opportunities presented by the combination of Astral Point and Alcatel.

     As a result of the merger, Astral Point will become a wholly-owned subsidiary of Alcatel. Upon consummation of the merger each share of capital stock of Astral Point issued and outstanding immediately prior to the effective time of the merger, other than shares of capital stock of Astral Point with respect to which appraisal rights have been perfected, will be cancelled and extinguished and will be converted automatically into the right to receive a number of Class A American depositary shares of Alcatel as is more fully described in the attached consent solicitation statement/prospectus. Alcatel Class A ADSs are listed on the New York Stock Exchange under the trading symbol "ALA". On February 12, 2002 the last reported sale price was $15.06 per Class A ADS. Each Alcatel Class A ADS represents an Alcatel Class A share. Alcatel Class A shares are quoted on the Euronext Paris SA under the trading symbol "CGE" and on February 12, 2002, the last reported sales price was E17.11 per Class A share.

     We are asking Astral Point stockholders to approve the merger and adopt the merger agreement and the transactions contemplated by the merger agreement by executing the enclosed written consent in lieu of a meeting. Additionally, we are asking Astral Point stockholders to approve an amendment to Astral Point's Fourth Restated Certificate of Incorporation, as amended to date, in order to adjust the liquidation preferences of the shares of Astral Point preferred stock to give effect to the applicable exchange ratios set forth in the merger agreement. The exchange ratios determine the fraction of Alcatel Class A ADSs to be received with respect to each share of Astral Point common stock and each series of preferred stock.

     Approval of the merger and adoption of the merger agreement and the transactions contemplated by the merger agreement requires the affirmative approval of the holders of no less than a majority of the outstanding shares of preferred stock of Astral Point, voting separately as a single class, as well as by the holders of no less than a majority of the voting power of Astral Point's preferred stock and common stock, voting together as a single class. Approval of the amendment to the certificate of incorporation requires the affirmative approval of the holders of no less than a majority of the outstanding shares of each series of Astral Point preferred stock, each voting as a separate series; the holders of no less than a majority of the voting power of Astral Point's preferred stock, voting together as a single class; and the holders of no less than a majority of the voting power of Astral Point's preferred stock and common stock, voting together as a single class.

     Alcatel has entered into stockholder agreements with stockholders who have the right to vote more than 75% of each series of the Astral Point preferred stock, more than 75% of all of the preferred stock of Astral Point, and 78.2% of the total voting power of all of the capital stock of Astral Point as of
          , 2002, the record date for the consent solicitation. Therefore, approval of the merger, adoption of the merger agreement and the transactions contemplated by the merger agreement and approval of the
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amendment to the certificate of incorporation are assured, unless the stockholder agreements are terminated according to their terms.

     ASTRAL POINT'S BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE MERGER, THE ADOPTION OF THE MERGER AGREEMENT AND THE AMENDMENT TO ASTRAL POINT'S CERTIFICATE OF INCORPORATION AND REGARDS THE MERGER, THE ADOPTION OF THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY AND THE AMENDMENT TO ASTRAL POINT'S CERTIFICATE OF INCORPORATION AS ADVISABLE AND FAIR TO AND IN THE BEST INTERESTS OF ASTRAL POINT AND ITS STOCKHOLDERS. AFTER CAREFUL CONSIDERATION, THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT ASTRAL POINT STOCKHOLDERS APPROVE THE MERGER, ADOPT THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT AND APPROVE THE AMENDMENT TO THE CERTIFICATE OF INCORPORATION.

     Alcatel and the board of directors of Astral Point are furnishing you this consent solicitation statement/prospectus to provide you with important information about the merger and about Alcatel. You should read this information carefully prior to making any decision regarding the approval of the merger, the adoption of the merger agreement and the transactions contemplated by the merger agreement, and the approval of the amendment to the certificate of incorporation or the exercise of your appraisal rights.

     So that your shares may be represented in the actions to be taken by written consent, I urge you, after you read this consent solicitation statement/prospectus, to promptly complete, sign, date and return the accompanying written consent of stockholders in the enclosed envelope. If you have any questions regarding this consent solicitation statement/prospectus please feel free to call Daniel P. Hayes, Chief Financial Officer, at (978) 367-6000.

                                          Sincerely,

                                          Raj Shanmugaraj
                                          President and Chief Executive Officer

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATOR HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS CONSENT SOLICITATION STATEMENT/PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     This consent solicitation statement/prospectus is dated           , 2002
and is first being mailed to Astral Point stockholders of record as of
          , 2002 on or about           , 2002.